Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented under IFRS.

	Nine Months Ended		Year Ended December 31,
	September 30,
	2010 EUR	2009 EUR	2009 EUR	2008 EUR	2007 EUR	2006 EUR	2005 EUR
Earnings

Profit before tax and discontinued operations	565	568	740	702	605	671	603
Add fixed charges	228	222	292	290	330	373	393
Subtract capitalized interest	(2)	(2)	(3)	(4)	(3)	(3)	(3)
Earnings	791	788	1 029	988	932	1 041	993

Fixed Charges

Interest expensed and capitalized	152	151	198	203	235	279	304
Add amortized premiums, discounts and capitalized expenses related to indebtedness	3	3	4	6	14	10	10
Add estimate of the interest within rental expense	73	68	90	81	81	84	79
Fixed charges	228	222	292	290	330	373	393

Ratio of earnings to fixed charges	3.46x	3.55x	3.51x	3.41x	2.81x	2.79x	2.53x